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SEC FILE NUMBER
8-69768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VNTR Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

152 Madison Avenue, 7th Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	516-490-8400	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route 1, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Notarized online using audio-video communication 03/29/2022

State of Texas

County of Dallas

OATH OR AFFIRMATION

I, Eric Brachfeld, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VNTR Securities LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF TEXAS
Rabeka Davida Wilson
ID NUMBER 133342765
COMMISSION EXPIRES September 20, 2025

Signature: Eric Louis Brachfeld

Title: Eric Louis Brachfeld
CEO

Notary Public   Notary Public, State of Texas

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
■ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2021

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
VNTR Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **VNTR Securities LLC** (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I- Computation of Net Capital Pursuant to SEC Rule 15c3-1; Schedule II- Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3; and Schedule III- Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 30, 2022

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Assets	
Cash	$ 3,314,458
Placement Fees Receivable - Related Parties	602,329
Selling Agent Fees Receivable - Other	2,533,875
Prepaid Expenses	32,980
Total Assets	$ 6,483,642

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Commissions Payable	$ 2,609,000
Accrued Expenses	941,552
Due to Affiliates	122,056
Total Liabilities	3,672,608
Member's Equity	2,811,034
Total Liabilities and Member's Equity	$ 6,483,642

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2021

Revenues	
Placement Fees - Related Parties	$ 16,182,421
Selling Agent Fees - Related Parties	8,125,944
Selling Agent Fees - Others	6,146,638
Total Revenue	30,455,003
Expenses	
Commission, Compensation and Benefits	15,211,607
Finder Fees	4,339,882
Professional Fees	107,972
Regulatory Fees	96,532
Administrative Fees	73,225
Occupancy Expenses	72,669
Other Operating Expenses	10,857
Total Operating Expenses	19,912,744
Net Income	$ 10,542,259

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

Balance - January 1, 2021	$ 768,775
Member's Distribution	(8,500,000)
Net Income	10,542,259
Balance - December 31, 2021	$ 2,811,034

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash Flows From Operating Activities		
Net Income	$	10,542,259
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase) Decrease in Operating Assets:		
Increase in Placement Fees Receivable		(586,271)
Increase in Selling Agent Fees Receivable		(2,533,875)
Increase in Prepaid Expenses		(6,960)
Increase (Decrease) in Operating Liabilities:		
Increase in Commissions Payable		2,598,406
Increase in Accrued Expenses		923,658
Increase in Due to Affiliates		122,056
Net Cash Provided by Operating Activities		11,059,273
Cash Flows Used in Financing Activities		
Member's Distributions		(8,500,000)
Net Cash Used in Financing Activities		(8,500,000)
Net Increase in Cash		2,559,273
Cash - Beginning of Year		755,185
Cash - End of Year	$	3,314,458

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:		
Interest	$	-
Income Taxes	$	-

See Accompanying Notes to Financial Statements.

Note (1) - Nature of business

VNTR Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC") as of December 21, 2016. The Company engages primarily in providing brokerage service of private placements and direct purchasing of negotiated private transactions for institutional customers and accredited investors from its New York City office.

The Company is a wholly owned subsidiary of Manhattan Venture Holdings, LLC (DBA Manhattan Venture Partners) ("Parent").

Note (2) - Summary of significant accounting policies

(A) Revenue recognition:
The Financial Accounting Standards Board ("FASB") has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606.) The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes placement fee revenue upon completion of private placement transactions as this satisfies the only performance obligation identified in accordance with this standard. Selling agent fees are recognized on the completion of the transaction.

For the year ended December 31, 2021, the Company had one customer that represented approximately 75% of the total revenue. No other customer represented more than 10% of total revenue.

(B) Cash:
The Company maintains its cash in a high credit quality financial institution. Balance at times may exceed federally insured limits of $250,000. The Company considers highly liquid instruments with a purchased maturity date of three months or less to be cash equivalents.

Note (2) - Summary of significant accounting policies (Continued)

(C) Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:
The Company is a single member limited liability company, and as such, is treated as a disregarded entity under the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal income tax purposes. Additionally, the Company's state and local taxable income is treated in the same manner. Accordingly, the Company has not provided for federal, state or local income taxes.

The Company is not required to file an income tax return as it is a disregarded entity for federal, state and New York City income tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal, state and local income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the accompanying financial statements.

(E) Concentration of Credit Risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

At December 31, 2021, one customer represented the balance of Selling Agent Fees Receivable – Other in the accompanying statement of financial condition.

(F) Risks and Uncertainties:
The global pandemic caused by COVID-19 developed rapidly since 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

(G) Accounting policies adopted in previous year:
On January 1, 2020, the Company adopted FASB ASC 326 Financial Instruments – Credit Losses ("ASC 326") which replaces the incurred loss methodology with the current expected credit loss (CECL) methodology.

The Company's policy is to record an estimate of expected credit losses as an allowance for credit losses. As of December 31, 2021, the current receivables from its related party customer included placement fee income.

Note (2) - Summary of significant accounting policies (Continued)

(G) Accounting policies adopted in previous year (continued):

The Company reviewed the credit quality of its customers and determined that no allowance for credit losses was required for December 31, 2021.

As of January 1, 2020, the Company adopted the provision of "Income taxes- Topic 740 – Simplifying the Accounting for Income Taxes."

(H) Subsequent events evaluation:
Management has evaluated subsequent events through the date the financial statements were issued.

Note (3) - Related Parties

The Company has an expense sharing agreement with its Parent. Administrative fees provided by the Parent for the year ended December 31, 2021 aggregated $161,394 and included administrative salaries and benefits, occupancy, and other administrative costs of $73,225, $72,669, and $15,500, respectively. The amount Due to Affiliates at December 31, 2021 was $122,056. Additionally, placement fee revenue and accounts receivable and certain selling agent fee revenue are earned from and due from entities related to the Company through common ownership.

Note (4) - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $1,217,528 which exceeded its requirement of $244,841 by $972,687. The Company had a ratio of aggregate indebtedness to net capital of 3.016 to 1 at December 31, 2021.

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2021

SCHEDULE I

Member's Equity	$	2,811,034
Non-allowable Assets:		
Placement and Selling Agent Fees Receivable in excess of Commission Payable		1,560,526
Prepaid Expenses		32,980
Total Non-Allowable Assets		1,593,506
Net Capital		1,217,528
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtness of $3,672,608		244,841
Excess Net Capital	$	972,687
Ratio of Aggregate Indebtness to Net Capital		3.016 to 1
Schedule of Aggregate Indebtedness:		
Accrued Commissions	$	2,609,000
Accrued Expenses		941,552
Due to Affiliates		122,056
Total Aggregate Indebtedness	$	3,672,608
Reconciliation with the Company's Computation (included in Part IIA of Form X-17-a-5 as of December 31, 2021):		
Net Capital, as amended on March 30, 2022, reported in the Company's Part IIA unaudited FOCUS Report	$	1,217,528
Adjustment affecting net income		-
Net Capital per above	$	1,217,528

See Report of Independent Registered Public Accounting Firm.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2021

SCHEDULE II

The Company does not affect transactions for customers as defined in Rule 15c3-3. Therefore, the Company is not required to provide information with respect to that rule.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2021

SCHEDULE III

The Company does not affect transactions for customers as defined in Rule 15c3-3. Therefore, the Company is not required to provide information with respect to that rule.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
VNTR Securities LLC

We have reviewed management's statements, included in the accompanying VNTR Securities LLC Exemption Report Pursuant to Rule 17 C.F.R. § 240.17a-5 of the Securities and Exchange Commission, in which VNTR Securities LLC. (the "Company") (1) stated that the Company does not meet any of the exemption conditions of paragraph (k) of 17 C.F.R. § 240. 15c3-3, and that the Company is filing an exemption report relying on Footnote 74 of the Securities and Exchange Commission ("SEC") Release 34-70073 adopting amendments to 17 C.F.R . § 240 17a-5 ("Footnote 74"), because the Company conducted business activities exclusively providing brokerage service of private placements and direct purchasing of negotiated private transactions for institutional customers and accredited investors and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of the Exchange Act Rule 15c2-4; (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) and (2) the Company stated that the Company met the identified conditions for reliance on the Footnote 74 provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions set forth in 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions set forth in 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 30, 2022

VNTR Securities LLC

152 Madison Avenue, 7th Floor

New York, NY 10016

212-585-9900

EXEMPTION REPORT

We, as members of management of VNTR Securities LLC (the "Company") are responsible for complying with Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(l) and (4). We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.l7a-5.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.l7a-5.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.l7a-5.
2. The Company conducted business activities providing brokerage service of private placements and direct purchasing of negotiated private transactions for institutional customers and accredited investors throughout the year ended December 31, 2021 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2021 to December 31, 2021 without exception.

I, Eric Brachfeld, swear (or affirm) that, to the best of my knowledge and belief, the Exemption Report is true and correct.

E Brachfeld

Chief Executive Officer